SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of June 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X   Form 40-F
                                -----           -----

         Enclosures:

1. Nokia Venture Partners Opens Korean Office and Makes First Investment in Market (June 10, 2002);

2. Nokia to promote open standards and drive interoperability through participation in Open Mobile Alliance (June 12, 2002);

3. Chinese operator Yunnan MCC taps Nokia to expand its GSM network (June 13, 2002);

4. Nokia and AT&T Wireless sign agreement for EDGE equipment expanding GSM markets in North America (June 13, 2002);

5. Nokia and Belgacom Mobile NV/SA sign a three-year frame agreement for 2G GSM mobile infrastructure equipment in Belgium (June 20, 2002);

6.       Nokia expands Radiolinja's GSM and 3G networks in Finland (June 25,
         2002); and

7.       Nokia warrants exercised for share subscription (June 25, 2002).


                                                        Page 1 of Total 13 Pages

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[LOGO]                                                  PRESS RELEASE


                                                        June 10, 2002

Nokia Venture Partners Opens Korean Office and
Makes First Investment in Market

June 10, 2002 - Menlo Park, California and Seoul, South Korea - Today Nokia Venture Partners, a leading global venture capital firm focused on early-stage mobile technology companies, expanded its global presence with the opening of its office in Seoul and announced a $5 million investment in WiderThan.com, a wireless Internet solutions developer and services provider based in Korea. This move highlights the strategic importance of the growing mobile market in Asia Pacific and Nokia Venture Partners' commitment to this market.

Nokia Venture Partners began to explore the Asia Pacific region in 2001 after the company closed its second fund, totaling $500 million and launched business development efforts to assist existing Nokia Venture Partners portfolio companies pursue business opportunities within markets in Japan, Greater China, and Korea area.

"We recognize that the Korean market is playing an important role in shaping the future of mobility and is a very promising and growing market for mobile start-ups," said John Malloy, Partner, Nokia Venture Partners. "Our first investment in Asia, Korea's WiderThan.com, is a great example of the innovative companies that are looking for venture funding in the market. With the addition of our Seoul office, Nokia Venture Partners expands the value of its global reach and allows us to leverage our global footprint to promote the growth of mobile start-ups worldwide."

WiderThan.com was established in June 2000 to develop mobile Internet content, services and solutions that address the evolution of terminals and networks. WiderThan.com plans to use the capital for development and global marketing of its voiceXML related solutions, messaging applications and solutions, various wireless multimedia applications and mobile commerce applications.

"Nokia Venture Partners had reviewed various aspects of WiderThan.com, including core technology, global marketing capability, and precedents in advancing to other countries before making its decision to invest,' said Jinwoo So, CEO of WiderThan.com. "Combining Nokia Venture Partners' global reach with the advanced state of the Korean wireless market, Nokia Venture Partners will play a major role in bringing new technologies and business models to the global mobile market."

The Nokia Venture Partners office is located in the Teheran Valley in Seoul. The contact person for Korean office will be Kwan Yoon, Vice President, Korea, Nokia Venture Partners.

About Nokia Venture Partners
Nokia Venture Partners is a leading global venture capital firm based in Menlo Park, California. Launched in 1998, Nokia Venture Partners has USD$650 million under management and leads investments in early stage mobile technology companies around the world. The fund is backed by a number of value add limited partners and has a strong track record of leveraging its combined resources, experience and contacts to help build successful mobile businesses. The firm also has offices in Washington DC, London, Helsinki, Seoul, Hong Kong and Japan. For more information, visit www.nokiaventurepartners.com.


                                                        Page 2 of Total 13 Pages
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Contact:
Gina Bauman
Nokia Venture Partners
+1 (650) 462 7255
press@nokiaventurepartners.com


                                                        Page 3 of Total 13 Pages

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[LOGO]                                                  PRESS RELEASE


                                                        June 12, 2002

Nokia to promote open standards and drive interoperability through participation in Open Mobile Alliance

Earlier today, nearly 200 of the world's leading mobile operators, device and network suppliers, information technology companies and content providers announced the formation of a new, global organization called the Open Mobile Alliance (OMA). For the first time, the entire mobile industry business system has come together with the common agenda of moving forward towards a new era of growth through openness, interoperability and a multi-vendor ecosystem. Examples of key applications on which OMA focuses include browsing, messaging and content download. Nokia is fully committed to develop these technologies and support interoperability with other OMA members and intends to provide interoperable, open standards-based products and solutions to the market. Nokia will actively participate in the work of the new Open Mobile Alliance as a Board Member.

"The significance of today's announcement can be compared to the original release of the GSM specification, which paved the way to the biggest commercial success story of the 1990s. Like GSM with voice, OMA will deliver the specifications required for a commercially solid system for mobile services, with clearly defined open and interoperable application programming interfaces. This global approach will fuel innovation and make the mobile platform an attractive one for creating both services and content. Nokia is delighted to see that the foundation laid by the Open Mobile Architecture in November 2001 is now bearing fruit," said Pertti Korhonen, Senior Vice President, Mobile Software, Nokia.

The Open Mobile Architecture initiative and WAP Forum have joined to form the foundation for this new organization while the Location Interoperability Forum
(LIF), MMS Interoperability Group (MMS-IOP), SyncML Initiative and Wireless Village Initiative, through Memorandums of Understanding, have announced their intent to consolidate with the Open Mobile Alliance. Other industry fora focusing on mobile service specifications are also welcome to join.

The charter for the Open Mobile Alliance is to:

- Deliver responsive and high-quality open standards and specifications based upon market and customer requirements
- Establish centers of excellence for best practices and conduct interoperability testing (IOT), including multi-standard interoperability to ensure a seamless user experience
- Create and promote a common industry view on an architectural framework
- Be the catalyst for the consolidation of standards fora and work in conjunction with other existing standards organizations and groups, such as IETF, 3GPP, 3GPP2, W3C and JCP


About the Open Mobile Alliance (OMA)
The Open Mobile Alliance (OMA) delivers open standards for the mobile industry, helping to create interoperable services which work across countries, operators and mobile terminals and are driven by users' needs. To expand the mobile market, companies supporting the Open Mobile Alliance will work to stimulate the fast and wide adoption of a variety of new, enhanced mobile information, communication and entertainment services. The Open Mobile Alliance includes all key elements of the wireless value chain,

                                                        Page 4 of Total 13 Pages
and contributes to the timely and efficient introduction of services and applications. For more information, please visit www.openmobilealliance.org

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Nokia Mobile Phones
Communications
+358 71800 8000
nokia.mobile.phones@nokia.com

Virve Virtanen
Nokia Americas
+1 972 894 4573
communication.corp@nokia.com


www.nokia.com

                                                        Page 5 of Total 13 Pages

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[LOGO]                                                  PRESS RELEASE


                                                        June 13, 2002

Chinese operator Yunnan MCC taps Nokia to expand its GSM network

Nokia and Yunnan MCC have signed a contract for the further expansion of Yunnan MCC's GSM network. The expansion represents phase eight of Yunnan MCC's network expansion and will improve the network's coverage and capacity in addition to providing new services such as location-based services and USSD messaging. The total value of the contract is estimated at approximately 75 million USD.

Deliveries have already begun and the expanded network will be operational later this year.

Under the agreement, Nokia will provide infrastructure for GSM core and radio-access networks, as well as its mPosition location-services solution and USSD messaging solution. Nokia mPosition allows Yunnan MCC to offer value-added services based on the geographic location of the mobile subscriber. Unstructured Supplementary Services Data (USSD), being supplementary to popular SMS, enables Yunnan MCC to offer faster messaging services.

In addition to equipment, Nokia will provide extensive support services for fast network ramp-up, including project management, implementation, radio-network planning and optimization services. Nokia will also carry out several staff competence transfer programs including skills evaluation, classroom training and on-the-job training, and provide a wide range of care services with an extended local care team to support the customer to maintain the competitiveness of the network.

"We are very pleased to be extending our cooperation with Yunnan MCC," says David Ho, Vice President of Nokia Networks China "As we see it, our stable long-term relationship brings value to both our companies. With this particular expansion, Yunnan MCC not only grows its coverage and capacity, but also prepares to expand into new service areas such as location-based services."

"While fast network roll-out continues to be important for fast time to profit, the significant services portion of this contract shows Yunnan MCC recognizes that network optimization and competence transfer are also becoming crucially important," added David Ho.

A key infrastructure vendor to Yunnan MCC since 1996, Nokia has provided the majority of its GSM network. Yunnan MCC currently enjoys an 80% market share in Yunnan province.

Nokia is committed to long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones. China is Nokia's second largest market. The company's investment in China has reached EUR 2.3 billion. Nokia has established more than twenty offices, eight joint ventures and two R&D centers, with over 5,000 employees in China.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

                                                        Page 6 of Total 13 Pages

Further information:

Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38195
E-mail nokia.networks@nokia.com

www.nokia.com


                                                        Page 7 of Total 13 Pages

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[LOGO]                                                  PRESS RELEASE


                                                        June 13, 2002

Nokia and AT&T Wireless sign agreement for EDGE equipment expanding GSM markets in North America

Nokia Networks sole supplier of EDGE-ready 1900 MHz radio network systems in key US markets for evolution to third-generation services

Nokia and AT&T Wireless Services, Inc., today announced they have signed an agreement for the delivery of GSM/GPRS/EDGE radio network systems to enable multimedia applications and high-speed packet-based access to the mobile Internet. Nokia will be the sole supplier for the radio access network that will bring next generation services to key markets which AT&T Wireless received through its purchase of TeleCorp PCS, Inc.

Under the agreement, Nokia will provide its EDGE-capable UltraSite base station solution, which addresses the growing demand for higher voice and data traffic in today's mobile networks. An industry-leading product, Nokia UltraSite can support GSM, High Speed Data, GPRS, and EDGE technologies. By optimizing the use of available spectrum, operators can employ EDGE to achieve transmission speeds of up to 473 kbps, allowing them to build higher-capacity data and voice networks.

Nokia will also provide extensive support services, including a Network Deployment Package, which covers GSM/GPRS/EDGE implementation, project management and optimization, and the Nokia Care Package to maintain the competitiveness of the network after rollout.

This expansion includes markets from the recently acquired AT&T affiliate, TeleCorp, serving Alabama, Iowa, Kentucky, Louisiana, Mississippi, Tennessee, Wisconsin, Puerto Rico and US Virgin Islands, further enhancing AT&T's nationwide footprint.

"Nokia has consistently demonstrated its expertise in this market and is successfully paving the way for EDGE in the Americas. The combination of Nokia's world class next-generation products and its proven track record will enable AT&T Wireless to seamlessly evolve its network toward UMTS," said Greg Slemons, executive vice president, Wireless Network Services, AT&T Wireless. "Nokia has what it takes to develop and deliver a complete evolution strategy for next-generation technologies."

"We are pleased to further extend our cooperation with AT&T Wireless and are excited to bring our joint vision of a nationwide 3G network even closer to reality," said Terri Beck, customer business team vice president, Nokia Networks. "We believe AT&T Wireless's unique service offerings and consumer know-how combined with Nokia's expertise in networks, service platforms and terminals will ensure a world-class end-user experience."

Nokia's 3G infrastructure is based on open standards, platforms and interfaces for a smooth evolution to commercial 3G services. It includes integrated end-to-end solutions, including charging, security, network management and service control applications. Nokia already offers a full range of support services and solutions to help network providers differentiate in today's fast-changing business environment and rapidly build out 3G networks.

                                                        Page 8 of Total 13 Pages

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

About AT&T Wireless
AT&T Wireless (NYSE: AWE) is the largest independently traded wireless carrier in the United States, following our split from AT&T on July 9, 2001. We operate one of the largest digital wireless networks in North America. With more than
19.5 million subscribers, and full-year 2001 revenues exceeding $13.6 billion, AT&T Wireless is committed to being among the first to deliver the next generation of wireless products and services. Today, we offer customers high-quality mobile wireless communications services, voice or data, to businesses or consumers, in the U.S. and internationally. AT&T Wireless Customer Advantage is our commitment to ensure that customers have the right equipment, the right calling plan, and the right customer services options -- today and tomorrow. For more information, please visit us at www.attwireless.com.

For additional media information, please visit www.nokia.com or contact:

Nokia Corporate Communications, Americas
Laurie Armstrong
Tel. +1 972-894-6043
laurie.armstrong@nokia.com

Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38193
E-mail nokia.networks@nokia.com

www.nokia.com

                                                        Page 9 of Total 13 Pages

[LOGO]                                                  PRESS RELEASE


                                                        June 20, 2002

Nokia and Belgacom Mobile NV/SA sign a three-year frame agreement for 2G GSM mobile infrastructure equipment in Belgium

Nokia and Belgacom Mobile NV/SA have signed a three-year frame agreement for the expansion of the Proximus brand GSM network in Belgium. Nokia will provide a full range of GSM radio-access network infrastructure, operational support systems equipment and related services. Nokia is the sole supplier of Proximus' GSM network, and the frame agreement will be executed in parallel with the roll-out of Proximus' 3G infrastructure, also supplied by Nokia.

Deliveries have already started and will continue over the next three years, according to Proximus' needs.

In addition to network equipment, the agreement includes consulting services for project management and provides the Nokia KeyCare (TM) Package.

The agreement confirms Nokia role as the sole supplier of Proximus' GSM and 3G radio-access networks. Nokia is also the sole supplier of the Proximus' GPRS and 3G packet core. Nokia has supplied mobile networks to Proximus since 1996 and was selected as its 3G supplier in 2001.

"We are very please to be expanding the GSM network, as it well reflects the long-term dedication we have to our relationship with our customers," says Folke Rosengard, Account Director, Nokia Networks. "Since 1996, we have been working together with Proximus starting with the building and optimizing of its GSM and GPRS network and are now paving the way to a new era of advanced mobile services."

"The extension of the GSM network shows our commitment to continue providing our customers with best-in-class services. Furthermore, it opens the way to UMTS-based advanced mobile services using GPRS technology," says Philippe Vander Putten, CEO of Proximus. "Our good relationship with Nokia and its competitive products were instrumental in our choice. With Nokia, Proximus will continue providing excellence service and a smooth transition to UMTS -- the next generation of networks."

Proximus is a joint-subsidiary of Belgacom (75%) and Vodafone (25%) created in 1994. As the number-one mobile communications company in Belgium, Proximus has over 4.1 million mobile subscribers.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

Further information:

Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38195
E-mail: nokia.networks@nokia.com
www.nokia.com

                                                       Page 10 of Total 13 Pages

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[LOGO]                                                 PRESS RELEASE


                                                       June 25, 2002

Nokia expands Radiolinja's GSM and 3G networks in Finland
Enhanced cooperation will ensure smooth evolution to 3G

Nokia and Radiolinja Origo, the network operator of Radiolinja, have signed a multi-year agreement for the supply of equipment to Radiolinja's second and third generation mobile networks. This contract is based on the cooperation agreement signed in spring 2001.

Under the agreement, Nokia will supply GSM and 3G network equipment to Radiolinja. In addition, the agreement includes services such as project management and implementation, as well as integration and maintenance services in the live network environment.

"We are very pleased to continue our extensive cooperation with Radiolinja," says Timo Kotilainen, Vice President, Nokia Networks. "Our cooperation started in 1991, when we supplied the world's first GSM network to Radiolinja. Radiolinja is known as a pioneer operator and this agreement further strengthens Nokia's position as its main supplier of second and third generation mobile networks."

"We have co-operated with Nokia already for over ten years," says Ari Asikainen, Managing Director, Radiolinja Origo. "Based on this experience we look forward to further expanding our network toward the 3G era with Nokia. We want to ensure seamless interworking of GSM and 3G networks as we develop our network to provide next-generation mobile services."

Radiolinja is a mobile operator concentrating on offering digital mobile communication services for private and corporate customers. Radiolinja produces and actively develops a range of mobile services to allow Finnish people to communicate regardless of time and place. In 2001, the Group's revenue totalled EUR 686 million, and it employed more than 1,800 people. Radiolinja is a part of the Elisa Group. Oy Radiolinja Ab, established in 1988, was the first in the world to open its GSM network in 1991. Currently, Radiolinja's customers can use their mobile phones in 106 countries and in 222 mobile operators' networks.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user friendliness and secure solutions, the company has become the leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information:

Nokia Networks,
Communications
Tel. +358 7180 38195
E-mail: nokia.networks@nokia.com

www.nokia.com

Ari Asikainen, Managing Director, Radiolinja Origo Oy
Tel +358 50 66956
E-mail: ari.asikainen@radiolinja.fi


                                                       Page 11 of Total 13 Pages

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[LOGO]                                                 PRESS RELEASE


                                                       June 25, 2002

Nokia warrants exercised for share subscription

A total of 1,775,328 Nokia shares were subscribed for after the increase in the share capital registered on May 23, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 106,519.68 has been registered in the Finnish Trade Register on June 25, 2002. As a result of the increase, the share capital of Nokia is currently EUR 285,193,619.82 and the total number of shares is 4,753,226,997. Nokia received as additional shareholders' equity a total of EUR 5,728,761.54.

The holders of the new shares are entitled to all shareholders' rights from the registration date June 25, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on June 26, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001, for the A warrants of the Nokia Stock Option Plan 1999 in April 2001 and for the B warrants in April 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia, Corporate Communications
Tel. +358 7180 34459
Fax. + 358 7180 38226
Email communications.corporate@nokia.com

www.nokia.com

                                                       Page 12 of Total 13 Pages
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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 1, 2002                    Nokia Corporation



                                      By:  /s/ Ursula Ranin
                                          --------------------------------------
                                          Name:  Ursula Ranin
                                          Title: Vice President, General Counsel

                                                       Page 13 of Total 13 Pages